31/6/2002

02019422

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAIL
RECEIVED
MAR 0 1 2002
WASH. D.C.
365
SECTION

SEC FILE NUMBER

8 48397

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Street Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Allegheny Building, Suite 1800 - 429 Forbes Avenue
(No. and Street)

Pittsburgh   PA   15219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Veres   412-391-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alpern, Rosenthal & Company
(Name — if individual, state last, first, middle name)

Warner Centre, Suite 400; 332 Fifth Avenue   Pittsburgh   PA   15219
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel J. Veres_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Grant Street Securities, Inc._____, as of

____December 31_____, 2001___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

Notarial Seal
Helen Johns, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 30, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

TABLE OF CONTENTS



ALPERN, ROSENTHAL & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Warner Centre, Suite 400

332 Fifth Avenue

Pittsburgh, PA 15222-2413

Phone: (412) 281-2501

Fax: (412) 471-1996

www.alpern.com

Members

American and Pennsylvania

Institutes of

Certified Public

Accountants

A Professional Corporation

Independent Auditors' Report

To the Board of Directors and Stockholder
Grant Street Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Grant Street Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Street Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Alpern, Rosenthal & Company

January 25, 2002

GRANT STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$	110,656
Receivable from clearing broker		21,630
Total Assets	$	132,286

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Other current liabilities	$	3,543
Stockholder's Equity		128,743
Total Liabilities and Stockholder's Equity	$	132,286

The accompanying notes are an integral part of this financial statement.

GRANT STREET SECURITIES, INC.

Notes to the Statement of Financial Condition

Note 1 - Significant Accounting Policies

A. Reporting Entity

Grant Street Securities, Inc. (the Company), a Pennsylvania corporation, was incorporated July 26, 1999 and is a wholly owned subsidiary of Grant Street Group, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company executes riskless principal transactions exclusively in municipal bond securities for other registered broker-dealers and institutional investors. The Company is a fully disclosed introducing broker-dealer. Under such an arrangement, the Company executes securities trades but clears such trades through a clearing broker. The clearing broker processes and settles the transactions for the Company and maintains detailed customer records.

The Company commenced its initial broker-dealer activity with respect to municipal bond trades in March 2000. The Parent conducted secondary auctions during March and April 2000, for which the Company acted as the introducing broker-dealer. The Parent idled its secondary market auction platform in May 2000. The Company has had no additional broker-dealer activity since April 2000, and does not currently have any plans for new activity.

B. Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

GRANT STREET SECURITIES, INC.

Notes to the Statement of Financial Condition (Continued)

Note 1 - Significant Accounting Policies (Continued)

C. Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

D. Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

E. Receivable From Clearing Broker

Receivable from clearing broker represents amounts on deposit with the Company's clearing organization.

F. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

The Company is included in the consolidated Federal income tax return of the Parent and files a separate company state return. For financial statement purposes, the Company calculates its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with its Parent. Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the maximum statutory tax rate. Deferred tax assets are provided for operating losses that are available to offset future taxable income.

At December 31, 2001, the Company had a net potential deferred tax asset of approximately $32,000, consisting primarily of net operating losses. The Company has approximately $73,000 in Federal and Pennsylvania net operating loss carryforwards to offset future taxable income through 2021. A valuation allowance has been established because realization is considered more likely than not.

GRANT STREET SECURITIES, INC.

Notes to the Statement of Financial Condition (Continued)

Note 2 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 and is required to maintain minimum net capital of the greater of 62/3% of aggregate indebtedness, as defined, or $100,000. Further, the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. The Company is required to perform net capital and aggregate indebtedness calculations on a quarterly basis. At December 31, 2001, the Company had net capital, as defined, of $128,743, which was $28,743 in excess of its December 31, 2001 net capital requirement of $100,000. In addition, the Company maintained an aggregate indebtedness ratio of .03 to 1 at December 31, 2001.

In January 2002, the Company requested and received approval from the NASD to reduce its minimum net capital requirement to $5,000. The Company requested the reduction because it does not intend to do principal transactions, although it will continue to be authorized to conduct riskless principal transactions.

Advances, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims an exemption from SEC Rule 15c3-3.